Exhibit 99.1

EUDA Health Holdings Limited Announces Amendment to Streeterville Warrant Agreement

SINGAPORE, Jan. 07, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) “EUDA” or “the Company”, a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that it has entered into an amendment (the “Warrant Amendment”) to its previously disclosed warrant agreement with Streeterville Capital, LLC (“Streeterville Capital”).

Background on the Original Warrant Transaction

As previously announced, on November 26, 2025, EUDA entered into a securities purchase agreement with Streeterville Capital, a Utah limited liability company, for the issuance of a warrant (the “Warrant”) exercisable into up to 2,000,000 newly issued ordinary shares of EUDA for an aggregate purchase price of US$100,000. The Warrant was issued on December 4, 2025. The offer and sale of the Warrant and the Warrant Shares were made pursuant to a prospectus supplement dated December 4, 2025, as part of a registration statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. The Warrant may be exercised for cash for ninety (90) days (unless extended by the parties) from the date of issuance (the “Cash Exercise Period”). At the end of two weeks after the Cash Exercise Period has expired, Streeterville Capital will automatically be deemed to have made a “cashless” exercise of the Warrant, and the Company will be required to issue to Streeterville Capital one (1) ordinary share for every ten (10) outstanding Warrant Shares for no additional consideration.

Summary of Amended Terms

On December 16, 2025, EUDA and Streeterville Capital entered into the Warrant Amendment to (i) reduce the exercise price of the Warrant from US$6.00 per share to US$4.00 per share and (ii) reduce the minimum closing price required to trigger a “Forced Exercise” (defined in the Warrant) from US$7.50 to US$6.00. All other terms of the warrant remain unchanged.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.